UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

iMergent, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45247Q100
(CUSIP Number)

September 14, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐  Rule 13d-1(b)
☑  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting  person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 45247Q100
1 NAME OF REPORTING PERSON Steven G. Mihaylo I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,080,700
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 1,080,700
8 SHARED DISPOSITIVE POWER 0
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,080,700
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12 TYPE OF REPORTING PERSON IN

Item 1.
(a)           Name of Issuer:
iMergent, Inc. (the “Issuer”)

(b)           Address of Issuer’s Principal Executive Offices:
754 E. Technology Avenue
Orem, Utah 84097

Item 2.

               (a)            Name of Person Filing:
Steven G. Mihaylo

(b)          Address of Principal Business Office:
               P.O. Box 19790
               Reno, Nevada 89511

               (c)           Citizenship:
                              United States of America

(d)         Title of Class of Securities:
                              Common Stock, par value $0.001 per share (“Common Stock”)

(e)          CUSIP Number:
                              45247Q100

Item 3.                   Not Applicable.

Item 4.                   Ownership:
(a)          Amount beneficially owned:
                              1,080,700 shares of Common Stock.

(b)         Percent of class:
                              9.0% (based on 12,056,619 shares of Common Stock outstanding as of August 31, 2007 as reported in the Issuer’s Form 10-K for the fiscal year ended June 30, 2007).

(c)          Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote
1,080,700 shares of Common Stock.

(ii)           Shared power to vote or to direct the vote
0

(iii)	Sole power to dispose or to direct the disposition of
1,080,700 shares of Common Stock.

(iv)          Shared power to dispose or to direct the disposition of
                                                0

Item 5.                   Ownership of Five Percent or Less of a Class:
               Not Applicable.

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person:
               Not applicable.

Item 7.                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                               Not Applicable.

Item 8.                    Identification and Classification of Members of the Group:
               Not Applicable.

Item 9.                    Notice of Dissolution of a Group:
                Not Applicable.

Item 10.                  Certification:
                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2007
/s/ Steven G. Mihaylo STEVEN G. MIHAYLO